September 16, 2009

Via U.S. Mail and facsimile (212) 450-4800

Fabio Colletti Barbosa
Chairman
Banco Santander (Brasil) S.A.
Rua Amador Bueno, 474
Sao Paulo, SP 04752-005
Federative Republic of Brazil

Re: Banco Santander (Brasil) S.A.
Registration Statement on Form F-1
File No. 333-161704
Filed July 28, 2009

Dear Mr. Barbosa:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response and updated disclosures to prior comment 1, including the fact that certain information has not yet been included since it is reliant upon pricing information. Please note that since certain of your required disclosures are still incomplete, such as your Capitalization and Dilution tables, we may have comments on future amendments once those disclosures have been fully populated with information.

Summary Financial and Operating Data, page 15

2.   We note your response and revised disclosures to prior comments 4, 5 and 6, including
        the addition of certain non-GAAP disclosures as required by Item 10(e) of Regulation S-
        X. While there is no per se prohibition against excluding a recurring item, such as
        goodwill, from non-GAAP measures, Frequently Asked Questions Regarding the Use of
        Non-GAAP Financial Measures question #8 (available on our website at www.sec.gov)
        requires you to meet the burden of demonstrating the usefulness of any such measure that
        excludes a recurring item. As such, please further revise your disclosure to specifically
        address the following items:

        a. the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;

        b. the economic substance behind management's decision to use such a measure;

        c. the material limitations associated with use of the non-GAAP financial measure
            as compared to the use of the most directly comparable GAAP financial
            measure;

        d. the manner in which management compensates for these limitations when using
            the non-GAAP financial measure; and

        e. the substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

3.   We note the presentation of the measure Basel capital adequacy ratio (excluding
        goodwill) through your filing. Please tell us whether this measure is required to be
        disclosed under Brazilian regulatory guidance or whether it is expressly permitted by
        IFRS. If so, please revise your footnote to state that fact. If this measure is not required
        or permitted, please revise to include the non-GAAP measure disclosures required by
        Item 10(e) of Regulation S-X and FAQ #8, as referenced in the comment above.

Unaudited Pro Forma Consolidated Financial Information, page 51

4.   We note your response and revised disclosures to prior comment 9 regarding note 4 to
        your pro forma financial information. We further note that your revised disclosure does
        not address the specific terms and amounts assumed when calculating the adjustments,
        nor do you disclose the actual calculations used. In order to promote transparency in
        your filing and so that a reader could easily understand how you derived the adjustment
        amounts, please further revise to specifically disclose this information.

5.   We note your inclusion of Pro Forma Income Statement Data for the six-months ended
        June 30, 2009. Please revise note 4 to your pro forma information to disclose

information related to pro forma adjustments reflected for this period, including the specific terms and amounts assumed when calculating the adjustments and, if applicable, the actual calculations used.

Exhibits

6.   We note that you intend to file certain exhibits, including the legality and tax opinions, by amendment; please note that these exhibits will be subject to review by the Staff.

* * * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brittany Ebbertt at (202) 551-3572 or Sharon Blume, Assistant Chief Accountant, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact either Eric Envall at (202) 551-3234, Mary Cascio of the Office of International Corporate Finance at (202) 551-3242 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn S. McHale

cc: Mr. Nicholas A. Kronfeld
       Davis Polk & Wardwell LLP
       450 Lexington Avenue
       New York, NY 10017